[Delta Letterhead]

December 7, 2005

Mr. Joseph A. Foti
Senior Assistant Chief Accountant
Division of Corporation Finance
U. S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	Delta Air Lines, Inc. Annual Report on Form 10-K for the year ended December 31, 2004 File No. 1-5424

Dear Mr. Foti:

This is in response to the Staff’s letter dated November 22, 2005 regarding Delta’s Annual Report on Form 10-K for the year ended December 31, 2004. For your convenience, we have included in this letter each of the Staff’s comments before providing our response to that comment.

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Comment No. 1

Contractual Obligations, page 40
Pension Funding, page 41

We believe you should consider significantly expanding the disclosure to discuss any reasonably expected changes in the pension systems that may materially impact the company’s liquidity or results of operations. Among other matters, you should consider legislative measures that may require employers to: (i) pay higher premiums per participant per year to the government’s pension insurance agency (i.e. PBGC); (ii) strengthen the amount to fund their traditional plans to lessen the potential liability assumed by the PBGC for failed companies; and (iii) change the formula for which pension liabilities are calculated. Your discussion should include the estimated range of known impact if there is enactment for each of these legislative changes.

Response:

In connection with our disclosure in Form 10-K, we have considered in the past, and will continue to consider in the future, proposed legislative changes to the pension system. If particular legislation is reasonably expected to be enacted and its effects on our liquidity or results of operations are expected to be material and can be reasonably estimated, we will provide the estimated range of impact.

Please note that there are material differences among the pension related bills that have been introduced in Congress, particularly as they relate to the airline industry. We cannot currently predict which, if any, of these bills will be enacted. We will continue to monitor legislative developments in the pension area and to consider what disclosure is appropriate in light of these developments.

Comment No. 2

Critical Accounting Estimates, page 43
Pension Plans, page 44

Disclosures in note 12 highlight the highly material impact that the additional minimum pension liability adjustment had on Other Comprehensive Income and Stockholders’ Equity during the three-year financial statement period. In view of the (i) material deficiency in funded status in your defined pension plan; (ii) the amount of minimum pension liability recognized in the three-year financial period; and (iii) assumptions and estimates on this retirement obligation period representing a critical accounting policy, we believe you should expand the MD&A to also disclose the individual impact on the funded status (i.e. fair market value of pension assets - present value of pension liabilities (PBO)) of pension plan and shareholders’ equity adjustment (i.e. additional minimum pension liability) for the hypothetical basis changes in each of the estimates (i.e. weighted average discount rate, rate of future compensation levels and expected long-term rate of return) as well the aggregate impact on these two items for changes on all of the estimates. We also suggest that you set forth the above data as well as the pension expense impact data currently being disclosed in tabular format for ease of analysis and understanding by investors.

Furthermore, from the disclosure in note 10, page F-42; we note the following percentage changes that occurred in your estimates of the three assumptions during the financial statement period:

•	a 1 ¾% change in weighted average discount rate;
•	a 3% change in expected rate of increase in future compensation levels; and
•	a 1% change in expected long-term rate of return on assets.

Therefore, it appears disclosures on the impact (i.e. sensitivity analysis) based on 1% changes in these estimates, rather than the ½% currently being disclosed, would be more relevant and reasonable under your circumstances.

Please revise accordingly.

Response:

Based on the Staff’s comment, we will disclose in tabular format in future filings the impact of hypothetical changes in the assumptions noted above (i.e., weighted average discount rate; rate of future compensation levels; and expected long-term rate of return) on the funded status, the additional minimum pension liability and pension expense under our defined benefit pension plans. Additionally, in our sensitivity analysis, we will correlate these assumptions to changes in historical and expected future trends.

Comment No. 3

Consolidated Balance Sheets, page F-3

Reference is made to “Other Noncurrent Assets” that approximated $1.2 billion at December 31, 2004. We suggest you provide expanded disclosure in a note that describes the nature of the significant items in this caption, including an accounting policy thereto. With respect to any significant deferred charges, state the policy for deferral and amortization.

Response:

At December 31, 2004, there were no Other Noncurrent Assets that individually exceeded the five percent test as defined in Rule 5-02 of Regulation S-X. For your information, Other Noncurrent Assets at December 31, 2004 were comprised of the following:

December 31,
(in millions)	2004
Funded post-employment benefits in excess of liability	$346
Long-term pre-payments (primarily rent)	231
Intangible assets related to unrecognized prior service costs	168
Debt issuance costs	146
Other	315
$1,206

Please note that we discuss certain of these assets and related accounting policies in the Form 10-K. For example, accounting for intangible assets related to unrecognized prior service costs and funded post-employment benefits in excess of liability are described in Note 10 to the Consolidated Financial Statements on pages F-41 and F-45, respectively, of the Form 10-K.

We will continue to analyze our Other Noncurrent Assets and supplement disclosures in future filings in accordance with Rule 5-02 of Regulation S-X.

Comment No. 4

Note 1. Summary of Significant Accounting Policies, page F-8
Goodwill & Intangible Assets F-15

In evaluating impairment for goodwill, you disclose that you consider projected future cash flows while the impairment test for other indefinite-lived assets is based on projected “discounted” future cash flows. It appears that your treatment is not consistent in applying the similar fair value based impairment tests required for indefinite (non-amortizable) lived intangible assets and goodwill. Refer to the guidance in footnote 12, paragraphs 23-25 and paragraphs 88-89 of SFAS No. 142. Please advise and revise as appropriate.

Response:

Our evaluations of the impairment of goodwill and other indefinite-lived intangible assets are consistent as both are based on discounted cash flows. As more completely described in Critical Accounting Estimates - Goodwill, on page 43 of our Form 10-K, we primarily consider projected future cash flows to derive reporting unit fair value. We further disclosed that in applying this methodology we (1) make assumptions about each reporting unit’s future cash flows based on capacity, passenger yield, traffic, operating costs and other relevant factors and (2) discount those cash flows based on each reporting unit’s weighted average cost of capital. We will modify the disclosure in Note 1 to our Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ending December 31, 2005 to clarify that the methodology used is based on discounted cash flows. As noted above and described in our Form 10-K, this approach is consistent with the approach used to evaluate other indefinite-lived intangible assets for impairment.

Comment No. 5

Stock-Based Compensation, pages F-17

During the financial statement period, we note that your assumptions of expected volatility on common stock significantly changed from approximately 40% to 70% while your average expected life of stock options changed from approximately 7 years to 3 years. You also disclose that SFAS No. 123(R) may have a material impact upon its adoption. On average, one would generally expect that employees may tend to exercise options on highly volatile stock earlier than on stocks with lower volatility. However, it is unclear of the factors or conditions you considered in estimating the highly significant 4 year change in expected life of your stock options as a result of an approximate 30% change in expected volatility. In this regard, in view of the significant financial difficulties experienced by the company including your recent bankruptcy filing, it would appear that an increase in volatility of the stock may not result in such a significant reduction in the expected life of the option. Also, as your stock options become exercisable one to five years after the grant date (see note 11 page F-45), please tell us whether the three-year average expected life is based on the “average” of the earliest period in which your stock options can be exercisable. In addition, as the approximate 4-year reduction in the average expected life was recognized in fiscal 2003, please advise whether you have experienced any significant difference in exercise on the options that had shorter (i.e. one to two year) exercise periods. Please re-evaluate these assumptions and address in complete and clear detail your consideration of the above matters in estimating the significant downward change recognized in the average expected life of stock options in computing the fair value of such options.

Response:

As requested by the Staff, we have re-evaluated the average expected life assumption used to estimate the fair value of stock options granted during 2004 and 2003, as compared to 2002. There were four primary factors contributing to the decrease in this assumption. As discussed below, these factors are (1) the historical volatility of our common stock; (2) announced business plans generally coinciding with stock option grants to employees; (3) a significant decrease in the contractual life of options granted in 2004 and 2003, as compared to 2002; and (4) a material expansion of the employee population receiving option grants in 2004 and 2003, as compared to 2002.

As noted by the Staff, on average, one would generally expect that employees may tend to exercise options on highly volatile stock earlier than on stocks with lower volatility. The Staff also noted, in view of the significant financial difficulties experienced by us, it would appear that an increase in volatility of our stock may not result in such a significant reduction in the expected life of our options. Our stock option grants made during 2003 and 2004 generally coincided with announced business plans that were initiated to significantly reduce our costs, increase our revenues and strengthen our competitive position, as described in our Form 10-K. As a result, while volatility of our common stock price was a consideration in the reduction of our average expected life assumption, consideration of our historical financial difficulties was offset by the then-recently announced business plans intended to position us for financial improvement.

Stock options granted in 2002 had a contractual life of 10 years from the grant date. In May 2003, with shareowner approval, we commenced a stock option exchange program (“Stock Option Exchange Program”) whereby eligible employees in our 1996 broad-based employee stock option plans and our management stock option plan could elect to exchange their outstanding options issued in 1995 through 2002 that had an exercise price greater than $25 per share for a designated fewer number of replacement options with an exercise price equal to the fair market value of the common stock on the grant date of the replacement options. Under this program, approximately 32 million outstanding stock options were canceled on June 25, 2003, and approximately 12 million replacement options were issued on December 26, 2003. The contractual life of the replacement options ranged from one to nine years from the grant date of the replacement options, with a weighted average life of approximately six years. In November 2004, we granted stock options to purchase 71 million shares of our common stock to approximately 60,000 employees, including 62 million options granted under our 2004 broad-based employee stock option plans; these stock options expire six years after their grant date. The decrease in the contractual life of options issued in 2003 and 2004, as compared to 2002, contributed to the decline in our average expected life assumption.

Lastly, the employee population receiving option grants in 2003 (under the Stock Option Exchange Program) and in 2004 was materially broader than in 2002. Options granted in 2002 were made to management employees only. Subsequent to 2002, options were issued both to management and a substantial number of non-management employees. One would generally expect the life of options issued to management to be longer than options issued to non-management employees, particularly in light of substantial pay and benefit cuts implemented in 2003 and 2004 under our business plans. As a result, we generally assumed a faster exercise rate for options granted in those years to help offset these compensation changes.

Based on the factors discussed above, we believe the expected life assumptions we used to determine stock option fair value are appropriate.

As requested, we also advise that the three-year average expected life is not primarily based on the average of the earliest period in which our stock options can be exercised. We also advise that due to the decline in value of our common stock, we have not experienced significant option exercise activity in 2003, 2004 or 2005.

Comment No. 6

Note 6. Debt, page F-23
Debt Exchanges and Purchases, page F-28

We note in November 2004, you exchanged $237 million aggregate principal amount of your 7.78% Series 2000-1C Enhanced Equipment Trust Certificates due 2005 and 7.30% Series 2001-1C Enhanced Equipment Trust Certificates due 2006 for $235 million principal amount of newly issued 9.5% Senior Secured Notes due 2008. Please tell us and revise future filings to explain whether this exchange resulted in any gain or loss recognition and if so, where such amounts are reflected in your consolidated financial statements. If no gain or loss recognition was required, please explain why.

Response:

EITF 96-19 defines a substantial modification in terms of a debt obligation to exist “if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument.” An analysis was performed at the date of the above-described exchange to evaluate whether a substantial modification in terms existed. Based upon this analysis, the difference in the present value of cash flows between the new and original terms of these debt obligations was significantly less than the 10 percent threshold. Accordingly, no gain or loss was recorded on these transactions and future filings will disclose this. In accordance with EITF 96-19, all third party costs were expensed as incurred.

Comment No. 7

Note 6. Debt, page F-23
Debt Exchanges and Purchases, page F-28

We note that you completed agreements with certain aircraft lenders to defer $112 million in debt obligations from 2004 through 2006 to later years. In this regard, please tell us whether the deferral is considered a substantial modification in terms (i.e. change in maturity) which should be accounted for under EITF No. 96-19. If so, please tell us how your accounting treatment of such modification complies with guidance outlined in EITF No. 96-19. If you believe EITF No. 96-19 does not apply, please explain why.

Response:

The transactions described above did not qualify as substantial modifications in terms under EITF 96-19 because the cash flow effect of each transaction was significantly less than the 10 percent threshold. Accordingly, no gain or loss was recorded on these transactions. In accordance with EITF 96-19, all third party costs were expensed as incurred.

Comment No. 8

Note 9. Income Taxes, page F-37

Please revise future filings to disclose the domestic and foreign components of your pre-tax earnings (losses). Refer to the requirements of Rule 4-08(h) of Regulation S-X.

Response:

Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS 109”), requires, if significant, disclosure of the impact to our effective tax rate of income tax expense in each tax jurisdiction in which we are subject to income taxes. We believe that Rule 4-08(h) of Regulation S-X requires disclosure of the domestic and foreign components of pre-tax earnings (losses) in order to provide meaningful context for the impact of the jurisdictional income tax expense disclosure required by SFAS 109. Consistent with the operations of other airlines, however, the vast majority of our activities in foreign jurisdictions is not subject to foreign income tax, and is instead taxed in the United States, by virtue of reciprocal agreements between the United States and the foreign countries.

As a result, substantially all of our earnings are being taxed domestically so that we have no significant earnings that are subject to tax in foreign jurisdictions. Note 9 to our Consolidated Financial Statements reflects this treatment.

We will continue to monitor the possible effect on our foreign income tax expense from changes in our operations and changes in tax legislation. If our foreign income tax expense becomes a significant percentage of total tax expense as noted in SFAS 109, we will separately disclose the foreign income tax component.

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In connection with responding to the Commission’s comments, we acknowledge the following:

-	we are responsible for the adequacy and accuracy of the disclosure in the filing;

-	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We sincerely hope that we have thoroughly addressed your comments on our 2004 Form 10-K. We will be pleased to respond promptly to any additional requests for information or material that we may provide in order to facilitate your review. Please let me know if you need any additional information.

Very truly yours,

/s/ Edward H. Bastian

Edward H. Bastian
Executive Vice President
Chief Financial Officer

cc:   Ms. Jean Yu